SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                  Issuer Pursuant to Rule 13a-16 or 15d -16 of
                      the Securities Exchange Act of 1934


                    Report on Form 6-K for September 5, 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


          Enclosures:

     1. Announcement issued on 4 September 2006 notifying that the Court had sanctioned the Scheme of Arrangement;

     2. Announcement issued on 5 September 2006 notifying that the Scheme of Arrangement had become effective.

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 4 SEPTEMBER 2006
                  AT 14.27 HRS UNDER REF: PRNUK-0409061420-1F8B


THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE ANY SECURITIES.

4 September 2006

                                The BOC Group plc
                  Recommended cash Offer for The BOC Group plc
                                   by Linde AG

Recommended cash Offer for The BOC Group plc ('BOC') by Linde AG ('Linde') by means of a Scheme of Arrangement (the 'Scheme') under section 425 of the Companies Act 1985 (the 'Offer').

                   Court sanction of the Scheme of Arrangement

The boards of BOC and Linde are pleased to announce that earlier today the Court sanctioned the Scheme and the reduction of capital which forms part of the Scheme.

Dealings in BOC Shares on the London Stock Exchange are expected to be suspended at 5:00 p.m. (London time) on 4 September 2006. It is expected that the Scheme will become effective on 5 September 2006 and that at 8:00 a.m. (London time) on 5 September 2006 BOC Shares will cease to be listed on the Official List and their admission to trading on the London Stock Exchange will be cancelled. It is also expected that dealings in BOC ADSs will be suspended prior to the open of business (New York time) on 5 September 2006 and that BOC ADSs will be delisted from the New York Stock Exchange shortly thereafter.

Upon completion of the Offer, BOC Shareholders will be entitled to receive 1600 pence for each BOC Share held at the Scheme Record Time (6.00 p.m. on 4 September 2006) and, to the extent that they are entitled to receive Loan Notes under the Loan Note Alternative, (pound)1.00 of Loan Notes for each (pound)1.00 of cash consideration to which they would otherwise be entitled under the Scheme. BOC Shareholders will also receive 20.25 pence per share by way of the Second Interim Dividend for each BOC Share held at the Scheme Record Time.

Payment of the cash consideration, and the Second Interim Dividend, and the issue of certificates in respect of the Loan Notes under the Loan Note Alternative, is expected to be made on or prior to 19 September 2006.

Capitalised terms in this announcement have the same meaning as in the Scheme Document dated 22 July 2006.

Enquiries:

Linde                              +49 611 770 0

Uwe Wolfinger

Thomas Eisenlohr

Deutsche Bank                      +44 207 545 8000

(Financial adviser to Linde)

Nigel Meek

Stephan Leithner

James Arculus

Morgan Stanley                                       +44 207 425 8000

(Financial adviser to Linde)

Dieter Turowski

Henry Stewart

BOC                                                  +44 1276 477222

Christopher Marsay

Nigel Abbott

JPMorgan Cazenove                                    +44 207 588 2828

(Financial adviser and corporate broker to BOC)

Mark Breuer

Barry Weir

Michael Wentworth-Stanley

Merrill Lynch                                        +44 207 628 1000

(Financial adviser and corporate broker to BOC)

Bob Wigley

Kevin Smith

Mark Astaire

The Maitland Consultancy                             +44 20 7379 5151

(Public relations adviser to BOC)

Neil Bennett

This announcement does not constitute an offer or invitation to purchase any securities.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the

United States or of Canada, Australia, New Zealand, Malaysia or Japan and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, Loan Notes are not being and, unless permitted by applicable law and regulation, may not be offered sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia, New Zealand, Malaysia or Japan or to, or for the account or benefit of, any Restricted Overseas Person.

Certain BOC shareholders will be Restricted Overseas Persons under the terms of the Scheme and such persons will not be entitled to receive Loan Notes and will be entitled to receive only cash consideration.


Deutsche Bank, which is authorised by Bundesanstalt fur Finanzdienstleistungsaufsicht (BaFin) and by the Financial Services Authority
(FSA) and is regulated by the FSA for the conduct of UK business, is acting exclusively for Linde and no one else in connection with the Offer and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

Morgan Stanley is acting for Linde in connection with the Offer and no one else and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove, which is regulated in the UK by the FSA, is acting exclusively for BOC and no one else in connection with the Offer and will not be responsible to anyone other than BOC for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the Offer or any other matters referred to in this announcement.

Merrill Lynch is acting exclusively for BOC in connection with the Offer and no one else and will not be responsible to anyone other than BOC for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Notice to US Investors in BOC: The Offer relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in the documentation has been prepared in accordance with accounting standards applicable in the UK and Germany that may not be comparable to the financial statements of US companies.

  THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                              ON 5 SEPTEMBER 2006
                 AT 09.27 HRS UNDER REF: PRNUK-0509060926-2781

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE ANY SECURITIES.

5 September 2006

                                The BOC Group plc
                  Recommended cash Offer for The BOC Group plc
                                   by Linde AG

Recommended cash Offer for The BOC Group plc ('BOC') by Linde AG ('Linde') by means of a Scheme of Arrangement (the 'Scheme') under section 425 of the Companies Act 1985 (the 'Offer').

                     Scheme of Arrangement Becomes Effective

The boards of BOC and Linde are pleased to announce that the Scheme of Arrangement has now become effective and, accordingly, BOC is now a member of the Linde Group.

Under the terms of the Scheme, BOC Shareholders are entitled to receive 1600 pence for each BOC Share held at the Scheme Record Time (6.00 p.m. on 4 September 2006) and, to the extent that they are entitled to receive Loan Notes under the Loan Note Alternative, (pound)1.00 of Loan Notes for each (pound)1.00 of cash consideration to which they would otherwise be entitled under the Scheme. BOC Shareholders will also receive 20.25 pence per share by way of the Second Interim Dividend for each BOC Share held at the Scheme Record Time.

Payment of the cash consideration, and the Second Interim Dividend, and the issue of certificates in respect of the Loan Notes under the Loan Note Alternative, is expected to be made on 19 September 2006.

Capitalised terms in this announcement have the same meaning as in the Scheme Document dated 22 July 2006.

Enquiries:

Linde                                    +49 611 770 0

Uwe Wolfinger

Thomas Eisenlohr

Deutsche Bank                            +44 207 545 8000

(Financial adviser to Linde)

Nigel Meek

Stephan Leithner

James Arculus

Morgan Stanley                                       +44 207 425 8000

(Financial adviser to Linde)

Dieter Turowski

Henry Stewart

BOC                                                  +44 1276 477222

Christopher Marsay

Nigel Abbott

JPMorgan Cazenove                                    +44 207 588 2828

(Financial adviser and corporate broker to BOC)

Mark Breuer

Barry Weir

Michael Wentworth-Stanley

Merrill Lynch                                        +44 207 628 1000

(Financial adviser and corporate broker to BOC)

Bob Wigley

Kevin Smith

Mark Astaire

The Maitland Consultancy                             +44 20 7379 5151

(Public relations adviser to BOC)

Neil Bennett

This announcement does not constitute an offer or invitation to purchase any securities.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act or under the applicable securities laws of any state, district or other jurisdiction of the United States or of Canada, Australia, New Zealand, Malaysia or Japan and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, Loan Notes are not being and, unless permitted by applicable law and regulation, may not be offered sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia, New Zealand, Malaysia or Japan or to, or for the account or benefit of, any Restricted Overseas Person.

Certain BOC shareholders will be Restricted Overseas Persons under the terms of the Scheme and such persons will not be entitled to receive Loan Notes and will be entitled to receive only cash consideration.

Deutsche Bank, which is authorised by Bundesanstalt fur Finanzdienstleistungsaufsicht (BaFin) and by the Financial Services Authority
(FSA) and is regulated by the FSA for the conduct of UK business, is acting exclusively for Linde and no one else in connection with the Offer and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

Morgan Stanley is acting for Linde in connection with the Offer and no one else and will not be responsible to anyone other than Linde for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove, which is regulated in the UK by the FSA, is acting exclusively for BOC and no one else in connection with the Offer and will not be responsible to anyone other than BOC for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the Offer or any other matters referred to in this announcement.

Merrill Lynch is acting exclusively for BOC in connection with the Offer and no one else and will not be responsible to anyone other than BOC for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Notice to US Investors in BOC: The Offer relates to the shares of an English company and is being made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer rules. Financial information included in the documentation has been prepared in accordance with accounting standards applicable in the UK and Germany that may not be comparable to the financial statements of US companies.

                                    SIGNATURE



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: September 5, 2006



                                   By:   /s/   Carol Hunt
                                        ------------------------------------
                                        Name:  Carol Hunt
                                        Title: Deputy Company Secretary